December 16, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Clampitt
                  Mr. Josh Samples

Re:           First Guaranty Bancshares, Inc.
Registration Statement on Form S-1
File No. 333-199602

Ladies and Gentlemen:

The undersigned, as the representative of the several underwriters of the offering of securities of First Guaranty Bancshares, Inc. (the “Company”) pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), Raymond James & Associates, Inc., wishes to advise you that in connection with the Registration Statement approximately 189 copies of the Preliminary Prospectuses dated December 8, 2014 included in the Registration Statement were distributed through 12:00 noon on the date hereof to underwriters, dealers, institutions and others.

We further advise you that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company for acceleration of the effective date of the Registration Statement to 3:00 p.m., Washington, D.C. time, on December 18, 2014, or as soon thereafter as practicable.

Sincerely,

Raymond James & Associates, Inc., as representative of the several underwriters

By:   /s/ Justin Roman
Name: Justin Roman
Title:   Senior Vice President

cc: Michael T. Rave, Esq. – Day Pitney LLP